2nd April, 2004

The New York Stock Exchange,
New York,
U. S. A.

Dear Sir / Madam,

Re: Book Closure

We wish to inform you that the Register of Members and the Share Transfer Books of the Bank will remain closed from Saturday, 8th May, 2004 to Wednesday, 26th May 2004 (both days inclusive) for the purpose of the Annual General Meeting of the Bank and for facilitating payment of dividend, if any, that may be recommended by the Board of Directors of the Bank at its proposed meeting to be held on 16th April, 2004.

This is for your information and records.

Thanking you,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary